UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

Open Energy Corporation

(Name of Small Business Issuer in Its Charter)

000-50450

(Commission File Number)

Nevada	98-0370750
(State or other jurisdiction of Incorporation of organization)	(IRS Employer Identification Number)

514 Via de la Valle, Suite 200

Solana Beach, CA 92075

(Address of Principal Executive Offices)

(858) 794-8800

(Issuer’s Telephone Number, Including Area Code)

OPEN ENERGY CORPORATION

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

OPEN ENERGY CORPORATION IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF OPEN ENERGY CORPORATION IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement has been prepared by Open Energy Corporation, a Nevada corporation, which is referred to in this Information Statement as “we,” “us,” “our,” or the “Company.”  This information is being mailed on or about September 19, 2008, to the holders of record of our outstanding shares of common stock, $0.001 par value at the close of business on September 18, 2008.

On September 17, 2008, we entered into an amendment to the securities purchase agreement dated September 12, 2008 that we entered into with The Quercus Trust.  Under the terms of that amendment, we agreed to appoint three individuals to our board of directors.  Those three individuals will, upon appointment, constitute a majority of our board of directors.  The appointments are to be effective on or following the 10-day period immediately following the date we send this Information Statement to our stockholders and file this Information Statement with the Securities and Exchange Commission, or the “SEC.”  We refer to such period as the “10-Day Period.”

This Information Statement is being provided solely for information purposes and not in connection with a vote of our stockholders.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and Rule 14f-1 promulgated thereunder. The information contained in this Information Statement concerning  The Quercus Trust and the three individuals to be appointed to our board of directors has been furnished to us by The Quercus Trust and such individuals. We assume no responsibility for the accuracy or completeness of any such information.

CHANGE IN CONTROL

As disclosed in more detail in our Current Report on Form 8-K that we filed with the SEC on September 18, 2008, under the terms of the securities purchase agreement dated September 12, 2008 that we entered into with The Quercus Trust, we agreed to sell to The Quercus Trust immediately exercisable warrants, which are referred to in this Information Statement as the “September 2008 Warrants,” to acquire up to 235,000,000 shares of our common stock in exchange for $4.2 million in cash, $300,000 of forgiveness of accrued interest on our Series B Convertible Notes held by The Quercus Trust and a $200,000 restructuring fee for the amendment of certain terms of the $3.5 million secured loan previously extended to us by The Quercus Trust.

As of September 12, 2008, the date on which we entered into the securities purchase agreement pursuant to which we agreed to sell the September 2008 Warrant to The Quercus Trust, we had 127,952,400 shares of common stock outstanding.  As of the date we mailed this Information Statement, we had only issued September 2008 Warrants to acquire up to 75,000,000 shares of our common stock. We expect to issue September 2008 Warrants to acquire the additional 160,000,000 shares of our common stock on or before October 3, 2008.  Before we and The Quercus Trust entered into the securities purchase agreement dated September 12, 2008, The Quercus Trust beneficially owned 45.1% of our outstanding common stock.  Accordingly, upon issuance of the September 2008 Warrants to The Quercus Trust it will beneficially own 734,346,297 shares of our common stock, or 86.3% of our then issued and outstanding shares.

The issuance of the September 2008 Warrants to The Quercus Trust is intended to be exempt from registration under the Securities Act of 1933, as amended, or the “Securities Act,” pursuant to Section 4(2) and/or Rule 506 of Regulation D promulgated thereunder.

In addition, following the 10-Day Period, our board of directors will appoint three designees of The Quercus Trust to our board of directors: David Anthony, Joseph Bartlett and Gary Cheek.  Each of Steven J. Kemper, David P. Saltman and Edward Douglas Ward are expected to resign from our board of directors immediately prior to such appointments. Therefore, upon these appointments, our board of directors will consist of five members, a majority of which were appointed by The Quercus Trust.

VOTING SECURITIES

Our common stock is the only class of equity security that we currently have outstanding and which are entitled to vote.  Each share of our common stock entitles the holder thereof to one vote.  As of September 18, 2008, we had 127,952,400 shares of common stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of September 15, 2008, regarding the beneficial ownership of our common stock by (i) each person we know to be the beneficial owner of five percent or more of our common stock, (ii) each of our executive officers, (iii) each of our directors and (iv) all of our named executive officers and directors as a group.  Information with respect to beneficial ownership has been furnished by each director, executive officer or five percent or more stockholder, as the case may be.  The address for all executive officers and directors is c/o Corporate Secretary at Open Energy Corporation, 514 Via de la Valle, Suite 200, Solana Beach, California 92075.

Percentage of beneficial ownership is calculated based on 127,952,400 shares of common stock outstanding as of September 15, 2008.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes shares of our common stock issuable pursuant to the exercise of stock options, warrants or other securities that are immediately exercisable or convertible or exercisable or convertible within 60 days of September 15, 2008. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

	Before Issuance of the September 2008 Warrants			After Issuance of the September 2008 Warrants**
Name of Beneficial Owner	Number of Shares Beneficially Owned		Percent of Shares Beneficially Owned	Number of Shares Beneficially Owned		Percent of Shares Beneficially Owned

5% Stockholders:
Cornell/YA Global Investments, L.P.	23,200,000	(1)	15.9%	109,835,057	(10)	47.2%
The Quercus Trust	95,663,041	(2)	45.1%	734,346,297	(11)	86.3%

Executive Officers and Directors:
David P. Saltman	8,367,327	(3)	6.5%
David Field	1,420,830	(4)	*
Aidan Shields	683,334	(5)	*
Edward Douglas Ward	273,333	(6)	*
Kenneth F. Potashner	83,332	(7)	*
Steven J. Kemper	83,332	(8)	*

All Named Executive Officers and Directors as a group (6 persons)	10,911,488	(9)	8.3%

*	Indicates beneficial ownership of less than 5% of the total outstanding common stock.
(1)	Includes 4,950,000 shares of common stock and 18,250,000 shares of common stock issuable upon exercise of warrants. This stockholder’s address is 101 Hudson Street, Suite 3700, Jersey City, NJ 07302.
(2)

Includes 11,270,575 shares of common stock, 40,000,000 shares of common stock issuable upon conversion of a convertible note dated September 19, 2007, 44,392,466 shares of common stock issuable upon exercise of warrants.  This stockholder’s address is c/o Joseph P. Bartlett, Esq., Law Offices of Joseph P. Bartlett, Esq., 1900 Avenue of the Stars, Suite 2100, Los Angeles, CA 90067.

(3)

Includes 6,900,659 shares of common stock, of which 4,804,137 shares remain unvested and are subject to forfeiture, 1,275,001 shares of common stock issuable upon exercise of currently vested options, and 191,667 shares of common stock issuable upon exercise of options that will vest by November 15, 2008.

(4)	Includes 1,229,164 shares of common stock issuable upon exercise of currently vested options and 191,666 shares of common stock issuable upon exercise of options that will vest by November 15, 2008.
(5)	Includes 583,334 shares of common stock issuable upon exercise of currently vested options and 100,000 shares of common stock issuable upon exercise of options that will vest by November 15, 2008.
(6)	Includes 235,000 shares of common stock issuable upon exercise of currently vested options and 38,333 shares of common stock issuable upon exercise of options that will vest by November 15, 2008.
(7)	Includes 62,499 shares of common stock issuable upon exercise of currently vested options and 20,833 shares of common stock issuable upon exercise of options that will vest by November 15, 2008.
(8)	Includes 62,499 shares of common stock issuable upon exercise of currently vested options and 20,833 shares of common stock issuable upon exercise of options that will vest by November 15, 2008.
(9)	See footnotes 3 through 8 inclusive.
(10)	Includes 4,950,000 shares of common stock and 104,885,057 shares of common stock issuable upon exercise of warrants.
(11)

Includes 11,270,575 shares of common stock, 229,885,057 shares of common stock issuable upon conversion of a convertible note dated September 19, 2007, 258,190,665 shares of common stock issuable upon exercise of warrants (excluding the September 2008 Warrants), and 235,000,000 shares of common stock issuable upon exercise of the September 2008 Warrants.

DIRECTORS AND EXECUTIVE OFFICERS

Directors

Set forth below is certain information regarding our current directors, as well as information regarding the individuals that will be appointed to our board of directors as discussed above under “Change in Control.”  There are no family relationships among members of our management or our board of directors.

Name	Position	Age
David P. Saltman*	Chairman and Chief Executive Officer	54
David A. Field	Director, President and Chief Operating Officer	46
Steven J. Kemper*	Director	52
Kenneth F. Potashner	Director	50
Edward Douglas Ward*	Director	75
David Anthony**	Director	47
Joseph Bartlett**	Director	50
Gary Cheek**	Director	54

* Messrs. Saltman, Kemper and Ward are expected to resign from our board of directors before Messrs. Anthony, Bartlett and Cheek are appointed to our board of directors.
** Positions reflect such individual’s expected position with us following the lapse of the 10-Day Period.

David P. Saltman is currently the chairman of our board of directors, a position he has held since October 1, 2007, and also serves as our chief executive officer, a position he has held since September 2005. From September 2005 to October 2007, Mr. Saltman served as our president. From June 2000 to September 2005, Mr. Saltman was a senior executive of BioComposites International, Inc., a company producing natural fiber reinforced plastics for a wide range of industrial applications, including automotive interiors, building materials and consumer products. Mr. Saltman served on the President’s Advisory Council that created environmental purchasing guidelines for the federal government, and is the recipient of several awards from the American Marketing Association and the National Recycling Coalition for his work on sustainable technologies. Prior to his efforts in the energy sector, Mr. Saltman enjoyed a career in the entertainment industry, including being a founder of the “E!” Entertainment Network. Mr. Saltman is a former board member of the California League of Conservation Voters and currently sits on the board of directors of CALEAP, a California clean energy bond initiative. In 1978, Mr. Saltman earned a Bachelor of Arts Degree in Motion Picture/Television Production from UCLA.

David A. Field is currently our president, chief operating officer and a director, positions he has held since October 2007, June 2007 and 2008, respectively. Prior to joining us, Mr. Field was a senior executive at Clark Security Products, the largest independent vertically integrated security distribution company in North America from January 2005 to August 2006. Previously, he founded and managed several companies in the energy sector. In June 2001. Mr. Field founded and was chief executive officer of Clarus Energy Partners, a leading Distributed Generation developer, owner and operator that was acquired by Hunt Power in early 2004. Prior to Clarus Energy, Mr. Field co-founded Omaha-based Kiewit Fuels, a renewable energy company specializing in the development of biofuels production. In addition to a career in sustainable energy development, he also has an extensive background in water technology and infrastructure development, with companies such as; Bechtel, Peter Kiewit, and Poseidon Resources, as well as, in corporate finance with Citicorp. Mr. Field holds an MBA from the Garvin School of International Management (Thunderbird).

Steven J. Kemper is currently one of our directors and chair of our audit committee, positions he has held since November 2007. Mr. Kemper is a certified public accountant with an MBA and has over 25 years of financial management experience in the health care, high tech and consumer electronics industries. Mr. Kemper is currently the chief financial officer of The Active Network, in San Diego, California, a position he has held since December 2007.  He is the former chief financial officer of DexCom, a medical technology leader in continuous glucose monitoring, and of CryoGen, which was sold to American Medical Systems. Prior to joining us, Mr. Kemper was the chief financial officer of General Instrument’s Satellite Communications Group (now a division of Motorola). Mr. Kemper earned a degree in accounting from San Diego State University and earned a MBA from Loyola Marymount University.

Kenneth F. Potashner’s extensive career includes  being the president, chief executive officer and chairman of SonicBlue, a leader in products for the  digital media, entertainment, and consumer electronics markets where the initial  MP3 players and DVRs were brought to market . He served as president, chief executive officer and chairman of Maxwell Technologies, where he and his team successfully turned around the company  transitioning it from a defense focus to a commercial focus, evidenced by a substantial  increase in market capitalization. Prior to leading Maxwell Technologies, Mr. Potashner was executive vice president and general manager of Conner Peripherals, where he helped the company become a leading supplier of hard drives. He also held executive management positions at Quantum, DEC (Digital Equipment Corporation), and Texas Instruments. Mr. Potashner currently serves on the boards of directors of Newport Corporation where he is the chairman, Cornerstone Properties, Taxcient, and One Stop Systems. He is an advisor and investor in several other corporations.  Mr. Potashner earned his bachelor’s degree in electrical engineering at Lafayette College and a masters’ degree in electrical engineering from Southern Methodist University.

Edward Douglas Ward, or E. Douglas Ward, is currently a director and chair of our compensation committee.  Mr. Ward has served as a director since March 1, 2006.  Since 1994 he has served as a managing director of Irvine Associates, Inc., a privately held corporate finance group that arranges credit facilities and equity infusions for under-financed technology companies. Previously, he was president and chief operating officer of Astrotech International Corporation, which had five operating companies and a commercial space venture. Earlier, he was vice president and general manager, executive vice president, and president of five diverse commercial and aerospace companies. In 1956, Mr. Ward earned a Diploma in Aeronautical Engineering from Northrop Aeronautical Institute.

David Anthony is, and for the past five years has been, managing partner of 21 Ventures, LLC, a New York based company that provides seed and bridge capital to early stage technology ventures. Mr. Anthony also serves on the board of directors of Agent Video Intelligence, Orion Solar, BioPetroClean, Cell2Bet, Juice Wireless, Visioneered Image Systems, and VOIP Logic. He is an Adjunct Professor at the New York Academy of Sciences and also serves as entrepreneur-in-residence at the University of Alabama, Birmingham School of Business. Mr. Anthony received his MBA from The Tuck School of Business at Dartmouth College in 1989 and a BA in economics from George Washington University in 1982.

Joseph Bartlett has practiced corporate and securities law since 1985.  From Septempter 2004 until August 2008 he was a partner at Greenberg Glusker LLP in Los Angeles, California, and from September 2000 until September 2004 he was a partner at Spolin Silverman Cohen and Bartlett LLP.   He graduated, magna cum laude, from the University of California, Hastings College of Law in 1985, and received at AB in English literature from the University of California at Berkeley in 1980.  Mr. Bartlett is 50 years old.

Dr. Gary Cheek has been an operations and manufacturing professional in the semiconductor industry for more than 25 years.  For the past five years, Dr. Cheek has been an independent consultant.  He is currently working with Sunpower Corporation, an industry leader in the PV industry, as a Senior Project Manager in the area of government contracting.  For the past year, he has consulted for the venture capital firm 21 Ventures.  Other consulting engagements have included Axiom Microdevices, TelASIC, Siimpel, and Xceive. From September 2000 to January of 2004, Dr. Cheek held the position of Worldwide Operations VP for Conexant Systems.   He has worked with the National Science Foundation and was Editor of the IEEE Transactions on Semiconductor Manufacturing from 1994 to 1997.  Dr. Cheek has also consulted for the Department of Energy and for NREL in the area of solar photovoltaics over the past 30 years.  Dr. Cheek holds a Ph.D. in Electrical Engineering from Katholieke Universiteit Leuven, Belgium.

Executive Officers

The following table sets forth information as to persons who currently serve as our executive officers.

Name	Age	Position
David P. Saltman	54	Chairman of the Board of Directors and Chief Executive Officer
David Field	46	President and Chief Operating Officer
Aidan Shields	40	Chief Financial Officer and Treasurer
Christopher S. Gopal, Ph.D.	56	Executive Vice President, World Wide Operations
Dalton W. Sprinkle	35	General Counsel, Senior Vice President and Corporate Secretary

For information regarding Messrs. Saltman and Field, see “Directors,” above.

Aidan Shields  was appointed as our chief financial officer effective as of June 5, 2007. Prior to joining us, Mr. Shields was chief financial officer of Satellite Security Corporation, a start-up micro-cap company in the wireless GPS technology space from May 2006 to March 2007. Previously, he spent 11 years with Gap Inc. in several roles, including chief financial officer of the Outlet Division and senior director and controller of the Old Navy Division. During his time with Old Navy, the division grew from a start up to the fastest growing retailer in U.S. history. While at Gap Inc., Mr. Shields spent time in a multitude of roles supporting Real Estate, Financial Planning, Business development, Marketing Effectiveness, Supply Chain, Operations and SEC reporting. Before joining Gap Inc., Mr. Shields worked for Minerals Technologies Inc. in Cork, Ireland and Europe. Mr. Shields is a native of the Republic of Ireland and is a graduate of the Institute of Chartered Accountants in Ireland. He received his training as a Chartered Accountant with KPMG in Ireland.

Christopher S. Gopal, Ph.D. is currently our Executive Vice President, World Wide Operations, a position he has held since November 2007. Prior to joining us, Mr. Gopal held senior executive positions at major product and services companies.  These have included vice president in World-Wide Operations at Dell Computer, and director of Global Supply Chain Services at Ernst & Young Consulting.  From November 2006 to October 2007, he was a director at Deloitte Consulting, and served as an independent consultant to electronics manufacturing firms from September 2005 to November 2006. He was the vice president of Commercial Supply Chain at SAIC from June 2003 to August 2005. Prior to that, Mr. Gopal was the vice president of Global Supply Chain Services at Unisys from November 2001. He has worked for, and consulted to, many of the leading global companies in the technology and consumer product industries, where he has helped develop supply chain strategy and information strategy, source products, and execute for world-class results.  In addition to his corporate experience, Mr. Gopal has been involved in small and startup companies in the technology and telecommunications industries, the most recent of which was Telseon, a next-generation telecommunication company. Mr. Gopal is recognized as a thought leader in the industry, has been an invited speaker and panel member at leading supply chain and information technology forums, and has co-authored three books on the subject.  Mr. Gopal holds a Ph.D. from the University of Southern California, and an MBA from the Cranfield School of Management, UK.

Dalton W. Sprinkle currently serves as our general counsel, senior vice president and secretary, positions he has held since January 2008.  Mr. Sprinkle served on our board of directors from December 2006 through January 2008.  From June 2007 through January 2008, Mr. Sprinkle was an attorney in private practice.  Mr. Sprinkle was president and chief executive officer and a director of Integrated Dental Solutions, Inc., an international dental services company headquartered in San Diego from September 2006 through June 2007. Mr. Sprinkle was special counsel to Sheppard Mullin Richter & Hampton LLP from October 2005 through September 2006, where he counseled public and private companies on a wide range of business and legal issues. From July 2004 through October 2005, Mr. Sprinkle was associated with Luce, Forward, Hamilton & Scripps, where he practiced corporate and securities law with an emphasis on private placements of real estate securities and REITs. From November 2002 through July 2004, Mr. Sprinkle was associated with Morgan, Lewis & Bockius in Los Angeles where he practiced corporate and securities law with an emphasis on renewable and other energy transactions. Mr. Sprinkle serves on the board of directors of several other private companies.  Mr. Sprinkle earned his Juris Doctor degree, cum laude, from Georgetown University Law Center, where he served as editor-in-chief of The Tax Lawyer, and received his B.A. degree, magna cum laude, from the University of Southern California.

Material Proceedings

To our knowledge, none of our directors, officers or affiliates, no owner of record or beneficial owner of more than five percent of our securities, and none of David Anthony, Joseph Bartlett or Gary Cheek or any associate of any of the foregoing, is a party adverse to us, or has a material interest adverse to us, in any material proceeding.

Meetings of our Board of Directors and its Committees

Our board of directors currently has, and appoints members to, three standing committees: compensation committee, audit committee and nominating & governance committee.  The current members of these committees are identified below.  We have not yet finalized the determination of who will serve in these committees following the appointment of the new directors.

Director	Compensation	Audit	Nominating & Governance
David P. Saltman
David A. Field
Steven J. Kemper		☒ (Chair)	☒
Kenneth F. Potashner		☒	☒
Edward Douglas Ward	☒ (Chair)		☒

Compensation Committee.  Our compensation committee consists of Mr. Ward at this time with one vacancy on the Committee.   Mr. Ward is independent as defined by the Nasdaq Marketplace Rules and SEC Rules. The functions of this committee include, among other things:

•                  reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation of our directors, officers and other managerial employees and the establishment and changes to our employee benefit plans;

•                  establishing appropriate incentives for our officers, including our chief executive officer, to encourage high performance, promote accountability and adherence to company values and further our long-term strategic plan and long-term value; and

•                  exercising authority under our employee benefit plans, such as granting options under a pool approved by our board of directors for such purpose.

Audit Committee.  Our audit committee consists of Messrs. Kemper and Potashner, with Mr. Kemper serving as its chairman.   All members of our audit committee are independent, as defined in Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq Marketplace Rules.  The functions of this committee include, among other things:

•                  meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•                  meeting with our independent auditors and with internal financial personnel regarding the adequacy of our internal controls and the objectivity of our financial reporting;

•                  recommending to our board of directors the engagement of our independent auditors;

•                  reviewing our quarterly and audited financial statements and reports and discussing the statements and reports with our management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management; and

•                  reviewing our financial budgets and projections and reporting any recommendations to our board of directors.

Both our independent auditors and internal financial personnel have unrestricted access to our audit committee.

Nominating & Governance Committee.  Our nominating & governance committee consists of Messrs. Ward, Potashner and Kemper, with Mr. Ward serving as its chairman.  All members of our nominating & governance committee are independent directors, as defined in the Nasdaq Marketplace Rules.  The functions of this committee include, among other things:

•                  reviewing and recommending nominees for election as directors;

•                  assessing the performance of our board of directors;

•                  developing guidelines for board composition; and

•                  reviewing and administering our corporate governance guidelines and considering other issues relating to corporate governance.

Director Nomination Process

Director Qualifications

In evaluating director nominees, our nominating & governance committee considers, among others, the following factors:

•                  the size of our board of directors;

•                  personal and professional integrity, independence, ethics and values;

•                  experience in corporate management, such as serving as an officer or former officer of a publicly held company;

•                  experience in our industry; and

•                  experience as a board member of other publicly held companies.

Our nominating & governance committee’s goal is to assemble a board of directors that brings to us a variety of perspectives and skills derived from high quality business and professional experience.  In doing so, our nominating & governance committee also considers candidates with appropriate non-business backgrounds.

Other than the foregoing, there are no stated minimum criteria for director nominees, although our nominating & governance committee may also consider such other facts as it may deem are in the best interests of the Company and our stockholders.  Our nominating & corporate committee does, however, believe it appropriate for at least one, and, preferably, several, members of our board of directors to meet the criteria for an “audit committee financial expert” as defined by SEC rules, and that a majority of the members of our board of directors meet the definition of an “independent director” under the Nasdaq Marketplace Rules.  At this time, our nominating & governance committee also believes it appropriate for our chief executive officer to serve as a member of our board of directors.

Identification and Evaluation of Nominees for Directors

Our nominating & corporate governance committee identifies nominees for director by first evaluating the current members of our board of directors willing to continue in service.  Current members with qualifications and skills that are consistent with our nominating & corporate governance committee’s criteria for board of directors service and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of our board of directors with that of obtaining a new perspective.  If any member of our board of directors does not wish to continue in service or if our board of directors decides not to re-nominate a member for re-election, our nominating & corporate governance committee identifies the desired skills and experience of a new nominee in light of the criteria above.  Our nominating & corporate governance committee generally polls our board of directors and members of management for their recommendations.  Our nominating & corporate governance committee may also review the composition and qualification of the boards of directors of our competitors, and may seek input from industry experts or analysts.  Our nominating & corporate governance committee reviews the qualifications, experience and background of the candidates.  Final candidates are interviewed by our independent directors and executive management.  In making its determinations, our nominating & corporate governance committee evaluates each individual in the context of our board of directors as a whole, with the objective of assembling a group that can best help us attain success and represent stockholder interests through the exercise of sound judgment.  After review and deliberation of all feedback and data, our nominating & corporate governance committee makes its recommendation to our board of directors.  Historically, our nominating & corporate governance committee has not relied on third-party search firms to identify board of directors candidates.  Our nominating & corporate governance committee may in the future choose to do so in those situations where particular qualifications are required or where existing contacts are not sufficient to identify an appropriate candidate.

Our nominating & corporate governance committee has not received director candidate recommendations from our stockholders and does not have a formal policy regarding consideration of such recommendations.  Our nominating & corporate governance committee believes that it is in the best position to identify, review, evaluate and select qualified candidates for membership on our board of directors, based on the established factors considered in evaluating nominees for our board of directors.  However, any recommendations received from stockholders will be evaluated in the same manner that potential nominees suggested by board members, management or other parties are evaluated.  Stockholders wishing to suggest a candidate for director should write to our corporate secretary.  In order to be considered, the recommendation for a candidate must include the following written information: (i) the stockholder’s name and contact information; (ii) a statement that the writer is a stockholder and is proposing a candidate for consideration by our nominating & corporate governance committee; (iii) the name of and contact information for the candidate and a statement that the candidate is willing to be considered and serve as a director, if nominated and elected; (iv) a statement of the candidate’s business and educational experience; (v) information regarding each of the factors listed above, other than that regarding the size and composition of our board of directors, sufficient to enable our nominating & corporate governance committee to evaluate the candidate; (vi) a statement of the value that the candidate would add to our board of directors; (vii) a statement detailing any relationship between the candidate and any of our customers, suppliers or competitors; (viii) detailed information about any relationship or understanding between the proposing stockholder and candidate; and (ix) a list of three character references, including complete contact information for such references. In order to give our nominating & corporate governance committee sufficient time to evaluate a recommended candidate, the recommendation should be received by our corporate secretary at our principal executive offices not later than the 120th calendar day before the one year anniversary of the date our proxy statement was mailed to stockholders in connection with the previous year’s annual meeting of stockholders.

Communications with our Board of Directors

Our stockholders may send correspondence to our board of directors c/o Corporate Secretary at Open Energy Corporation, 514 Via de la Valle, Suite 200, Solana Beach, California 92075.  Our corporate secretary will review all correspondence addressed to our board of directors, or any individual director, for any inappropriate correspondence and correspondence more suitably directed to management.  Our corporate secretary will forward appropriate stockholder communications to our board of directors prior to its next regularly scheduled meeting following the receipt of the communication.  Our corporate secretary will summarize all correspondence not forwarded to our board of directors and make the correspondence available to our board of directors for its review at our board of director’s request.

Code of Business Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that applies to, among other persons, our president or chief executive officer as well as the individuals performing the functions of our chief financial officer, corporate secretary and controller. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

•                  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•                  full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us;

•                  compliance with applicable governmental laws, rules and regulations;

•                  the prompt internal reporting of violations of the Code of Business Conduct and Ethics to an appropriate person or persons identified in the Code of Business Conduct and Ethics; and

•                  accountability for adherence to the Code of Business Conduct and Ethics.

Our Code of Business Conduct and Ethics requires, among other things, that all of our personnel be afforded full access to our president or chief executive officer with respect to any matter which may arise relating to the Code of Business Conduct and Ethics. Further, all of our personnel are to be afforded full access to our board of directors if any such matter involves an alleged breach of the Code of Business Conduct and Ethics by our president or chief executive officer.

In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal, provincial and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our president or chief executive officer.  If the incident involves an alleged breach of the Code of Business Conduct and Ethics by our president or chief executive officer, the incident must be reported to any member of our board of directors.  Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our Code of Business Conduct and Ethics by another.

Corporate Governance Documents

Our corporate governance documents, including the Code of Business Conduct and Ethics are available, free of charge, on our website at www.openenergycorp.com.  Please note, however, that the information contained on the website is not incorporated by reference in, or considered part of, this proxy statement.  We will also provide copies of these documents, free of charge, to any stockholder upon written request to our Corporate Secretary at Open Energy Corporation, 514 Via de la Valle, Suite 200, Solana Beach, California 92075.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and beneficial owners of more than 10% of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Directors, executive officers and greater than 10% beneficial owners are required by SEC regulations to furnish to us copies of all Section 16(a) reports they file.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

The following table provides information regarding the compensation earned during the fiscal year ended May 31, 2008 by our chief executive officer and our two other most highly compensated executive officers who were employed by us as of May 31, 2008. We refer to our chief executive officer and these other executive officers as our “named executive officers” elsewhere in this document.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)		Option Awards ($) (2)	Non- Equity Incentive Plan Compensation ($)	Change in Pension Value and Non- qualified Deferred Compensation Earnings ($)	All Other Compensation ($) (3)	Total ($)
David P. Saltman	2008	244,423	—	4,496,226	(6)	1,650,000	—	—	8,709	6,399,358
Chief Executive Officer and Member of the Board of Directors	2007	251,880	—	5,395,472	(6)	—	—	—	10,665	5,658,016
David Field	2008	198,308	—	—		980,000	—	—	6,525	1,184,833
Chief Operating Officer & President (4)	2007	82,223	—	—		93,000	—	—	431	1,187,700
Aidan Shields	2008	168,215	—	—		590,000	—	—	3,077	761,292
Chief Financial Officer (5)	2007	—	—	—		—	—	—	—	—

(1)

This column represents the compensation expense recognized for financial statement reporting purposes in fiscal 2008 and 2007 for stock awards granted in fiscal 2006, in accordance with SFAS 123R. These amounts reflect the Company’s accounting expense for these awards, and do not represent the actual value that may be realized by the named executive officer. For additional information, please see “Accounting for Stock Based Compensation,” in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on September 15, 2008.

(2)

Stock options were granted as follows for the fiscal year ended May 31, 2008: 3,500,000 to David P. Saltman of which 500,000 have been cancelled; 2,000,000 to David Field of which 12,500 were cancelled; and 1,200,000 to Aidan Shields. For the fiscal year ended May 31, 2007, 300,000 stock options were granted to David Field. Refer to “Accounting for Stock Based Compensation,” in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC September 15, 2008 for the relevant assumptions used to determine the valuation of our option awards.

(3)	Amounts shown include 401K matching, and payments for family medical insurance above the single employee rate that is typically paid for all employees.
(4)	David Field became an employee of the Company on November 1, 2006. He was appointed chief operating officer on June 5, 2007, and president on October 1, 2007.
(5)	Aidan Shields was appointed as our chief financial officer on June 12, 2007.
(6)

Pursuant to the terms of Mr. Saltman’s employment agreement, he was granted a total of 8,235,662 shares of common stock on September 15, 2005, such shares vesting quarterly commencing on December 31, 2005, with 686,305 shares vesting in each of the first five quarters, 1,601,378 shares vesting in May and August of 2009 and the remaining 1,601,381 vesting in November 2009. All unvested shares were forfeited after May 31, 2008 pursuant to the letter agreement described below under Employment Arrangements and Change in Control Arrangements. Mr. Saltman is responsible for making arrangements with respect to tax withholdings.

Grants of Plan-Based Awards

All plan-based awards granted to our named executive officers are incentive stock options.  The exercise price per share of each option granted to our named executive officers was the closing price of our stock on the date of the grant, unless the markets were closed on that date, in which case the price per share was the closing price on the next business day when the markets were open.  All options were granted under our 2006 Stock Incentive Plan.

The following table presents information concerning grants to each of the named executive officers during the fiscal year ended May 31, 2008.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock	All Other Option Awards: Number of Securities Underlying	Exercise or Base Price of Option	Grant Date Fair Value of Stock and Option
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	or Units	Options	Awards	Awards
Name	Date	($)	($)	($)	(#)	(#)	(#)	(#)	(#) (1)	($/Sh) (2)	($) (3)
David P Saltman	6/15/07	—	—	—	—	—	—	—	1,000,000	0.46	400,000
	10/15/07	—	—	—	—	—	—	—	2,500,000	0.56	1,250,000
David Field	12/01/06	—	—	—	—	—	—	—	300,000	0.48	93,000
	6/15/2007	—	—	—	—	—	—	—	1,000,000	0.46	480,000
	10/15/07	—	—	—	—	—	—	—	1,000,000	0.56	500,000
Aidan Shields	6/15/07	—	—	—	—	—	—	—	500,000	0.46	240,000
	10/15/07	—	—	—	—	—	—	—	700,000	0.56	350,000

(1)	For David Saltman, 500,000 of these option awards were cancelled, and for David Field, 12,500 option awards were cancelled.
(2)	The exercise price of the stock option awards is equal to the closing price of the common stock on the date of the grant.
(3)

Refer to “Accounting for Stock-Based compensation,” in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on September 15, 2008 for the relevant assumptions used to determine the valuation of our option awards.

Outstanding Equity Awards at Fiscal Year-End

The following table presents the outstanding equity awards held by each of the named executive officers as of the fiscal year ended May 31, 2008, including the value of the stock awards.

	Option Awards						Stock Awards
Equity
Incentive
									Equity	Plan
									Incentive	Awards:
									Plan	Market
									Awards:	or Payout
									Number of	Value of
				Equity				Market	Unearned	Unearned
				Incentive			Number	Value	Shares,	Shares,
				Plan Awards			of Shares	of Shares	Units, or	Units, or
	Number of	Number of		Number of			or Units	or Units	Other	Other
	Securities	Securities		Securities			of Stock	of Stock	Rights	Rights
	Underlying	Underlying		Underlying	Option		That	That	That	That
	Unexercised	Unexercised		Unexercised	Exercise	Option	Have Not	Have Not	Have Not	Have Not
	Options (#)	Options (#)		Unearned	Price	Expiration	Vested	Vested	Vested	Vested
Name	Exercisable	Unexercisable		Options	($)	Date	(#) (5)	($)	(#)	($)
David P. Saltman	500,000	—	(1)	—	0.46	6/15/2017	4,804,137	1,393,200	—	—
	775,001	1,724,999	(2)	—	0.56	10/15/2017	—	—	—	—
David Field	145,833	141,667	(3)	—	0.48	12/1/2016	—	—	—	—
	833,332	166,668	(4)	—	0.46	6/15/2017	—	—	—	—
	249,999	750,001	(4)	—	0.56	10/15/2017	—	—	—	—
Aidan Shields	408,335	91,665	(4)	—	0.46	6/15/2017	—	—	—	—
	174,999	525,001	(4)	—	0.56	10/15/2017	—	—	—	—

(1)	Vested on issue.
(2)	Vesting 1/12th per quarter after initial vesting.
(3)	A portion of which are performance based.
(4)	Vesting 1/12th per quarter.
(5)	Vesting was to occur as follows: 1,601,378 on May 20, 2009, 1,601,378 on August 20, 2009, and 1,601,381 on November 20, 2009. See note (6) to the Summary Compensation Table above.

Option Exercises and Stock Vested at Fiscal Year End

During the fiscal year ended May 31, 2008, no stock options were exercised by any named executive officer and no stock vested for any named executive officer.

Pension Benefits

We not have any defined benefit plans at this time.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans.

Employment Arrangements and Change in Control Arrangements

We entered into an employment agreement dated August 25, 2005, with David P. Saltman whereby we appointed Mr. Saltman as our president and chief executive officer. The term of the employment agreement is from September 15, 2005 to September 30, 2008, and automatically extends for additional one-year terms unless either party gives notice of its election to terminate the agreement at least 90 days prior to the expiration of the then-current term. Pursuant to the terms of the employment agreement, we agreed to pay Mr. Saltman an annual base salary of $250,000 plus annual bonuses as determined by our board of directors, based upon our financial achievements. In addition, and in partial consideration for the services of Mr. Saltman as president and chief executive officer, he was granted a total of 8,235,662 shares of common stock on September 15, 2005. Such shares vest quarterly commencing on December 31, 2005, with 686,305 shares being vested for each of the first 11 quarters and 686,307 shares being vested in the 12th and final quarter.  On January 30, 2007, Mr. Saltman’s employment agreement was amended to provide that all shares that were scheduled to vest on March 31, 2007, June 30, 2007, September 30, 2007 and December 31, 2007, would instead vest ratably on March 31, 2008, June 30, 2008, and September 30, 2008.  All unvested shares will be forfeited if the employment agreement is terminated by us for cause or if Mr. Saltman terminates the employment agreement other than for good reason. Upon Mr. Saltman’s death, disability, termination by us other than for cause, or termination by Mr. Saltman for good reason or upon a change of control, as provided in the employment agreement, all unvested shares shall immediately vest. Finally, Mr. Saltman is entitled to certain benefits, reimbursement of qualified expenses, a $600 per month automobile allowance and reasonable office support services at our corporate headquarters, as set out in the employment agreement.

On September 18, 2008, we entered into a letter agreement with Mr. Saltman pursuant to which he tendered his resignation as our chief executive officer and all other employment positions with us.  Such resignation is effective October 31, 2008.  We and Mr. Saltman agreed to terminate his employment agreement effective September 18, 2008, and as a result, all rights and obligations of the parties thereunder were terminated. For the period from September 18, 2008 to October 31, 2008, Mr. Saltman will continue to serve as our chief executive officer and will be paid a base salary of $250,000 per annum.  He will also be entitled to participate in our health plans to the same extent as our other senior executives.  Mr. Saltman’s employment with us under the letter agreement may be terminated at any time.  If his employment is terminated without cause by us or for good reason by him, we agreed to pay him an amount equal to his base salary for the remainder of the term of his employment under the letter agreement.

In addition, under the terms of the letter agreement, we agreed to (i) pay $112,863 to the appropriate taxing authorities on behalf of Mr. Saltman in satisfaction of withholding liabilities he incurred in connection with previous restricted stock grants, which will be accomplished via a gross up payment to Mr. Saltman, (ii) accelerate the vesting in full of options Mr. Saltman held to purchase 3 million shares of our common stock, and to make such options exercisable through March 31, 2010 at the exercise price of the option we agreed to grant to Mr. Saltman that is described in the following clause, and (iii) grant Mr. Saltman an additional option to purchase up to 500,000 shares of our common stock, which will be immediately vested and have an exercise price equal to the exercise price of stock options granted to our other senior executives between September 18, 2008 and October 31, 2008.

Mr. Saltman has up to seven days following the execution of the letter agreement to revoke it, in which case, it will be null and void in its entirety.

On November 1, 2006, we appointed David Field as Senior Vice President of Business Development and entered into an employment agreement with him, which was amended June 15, 2007, upon his promotion to Executive Vice President and Chief Operating Officer. Mr. Field was also appointed as our President effective October 1, 2007. Pursuant to Mr. Field’s employment agreement, as amended, we agreed to pay him an annual base salary of $175,000.  Provided that the Company has achieved its funding and revenue targets for the period June 1 through September 30, 2007, the base salary was increased to $225,000 as of October 1, 2007.  We may, in our sole and absolute discretion, pay Mr. Field a bonus payment as may be determined by our board of directors. Per the June 15, 2007 amendment, Mr. Field was granted options for an additional 1,000,000 shares, which options vest quarterly, based on company performance against the agreed business plan, over three years. In addition, we may, in our sole and absolute discretion, award Mr. Field other forms of equity compensation.  Mr. Field is eligible to participate in the standard fringe benefits package and incentive compensation plans generally made available to our executive management employees.

On September 18, 2008, we entered into a retention agreement with Mr. Field pursuant to which we agreed to grant Mr. Field an option to purchase 30,118,404 shares of our common stock in exchange for the cancellation of all other options held by him.  In addition, we agreed that if his employment is terminated by us without cause or by him for good reason, he would be entitled to severance equal to three months of his base salary at the time of termination.  Such severance supersedes and replaces all other severance packages previously granted to Mr. Field.

On June 12, 2007 we appointed Aidan Shields as our chief financial officer and entered into entered into an employment agreement with him pursuant to which we agreed to pay him an annual base salary of $175,000. We will base our annual salary, bonus and equity compensation for Mr. Shields on a benchmark study versus similar roles, experience levels and positions in the marketplace as well as his performance and our economic circumstances.  Mr. Shields is entitled to participate in a fiscal 2007-08 bonus incentive plan to be designed and approved by our chief executive officer and our compensation committee.  The amount of his bonus is based on the attainment of a fiscal 2007-08 performance target and based on his and our performance. Under the terms of his employment agreement, we also agreed to grant Mr. Shields an option to purchase 500,000 shares of our common stock which vests quarterly over a three year period.  In addition, we agreed to review his equity compensation package as part of a senior officer review during negotiations and on the completion of a new round of equity or debt financing.  In addition, we may, in our sole and absolute discretion, award Mr. Shields other forms of equity compensation.  Mr. Shields is eligible to participate in the standard fringe benefits package and incentive compensation plans generally made available to our executive management employees.

On September 18, 2008, we entered into a retention agreement with Mr. Shields that is identical to the retention agreement we entered into with Mr. Field, discussed above, except that we agreed to grant Mr. Shields an option to purchase 16,866,306 shares of our common stock in exchange for the cancellation of all other options held by him.

The stock option agreements of our named executive officers provide that, generally, in case of a change of control, the option will be assumed or an equivalent option or right substituted by the successor corporation or a parent or subsidiary of the successor corporation.  If the successor corporation refuses to assume or substitute for the option, then immediately before and contingent on the consummation of the change in control, the optionee will fully vest in and have the right to exercise his or her options.  As of May 31, 2008, the value of the unvested, in-the-money options of our named executive officers that would accelerate upon a change of control, based on the difference between the closing price on the last trading day of the year of $0.30 per share and the exercise price of the respective options, was as follows:

Name	Option Value as of May 31, 2008
David P. Saltman	$—
David Field	—
Aidan Shields	—

Director Compensation

We compensate the non-employee members of our board of directors in the amount of $10,000 per quarter.  The following table sets forth summary information concerning compensation paid or accrued for services rendered to us in all capacities by the non-employee members of our board of directors for the fiscal year ended May 31, 2008.  Other than as set forth below and the reimbursement of actual and ordinary out-of-pocket expenditures, we did not compensate any of our directors for their services as directors during the fiscal year ended May 31, 2008.

					Change in
					Pension
					Value and
				Non-Equity	Nonqualified
	Fees			Incentive	Deferred
	Earned or	Stock	Options	Plan	Compensation	All Other
	Paid in	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	Cash ($)	($)	($) (1)	($)	($)	($)	($)
Edward Douglas Ward (2)	55,000	—	150,000	—	—	—	205,000
Kenneth F. Potashner (3)	10,000	—	127,500	—	—	—	137,500
Steven J. Kemper (4)	10,000	—	127,500	—	—	—	137,500

(1)   Refer to “Accounting for Stock-Based compensation,” in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on September 15, 2008 for the relevant assumptions used to determine the valuation of our option awards.

(2)   Edward Douglas Ward has outstanding options to purchase an aggregate of 460,000 shares as of May 31, 2008.

(3)   Kenneth F. Potashner has outstanding options to purchase an aggregate of 250,000 shares as of May 31, 2008.

(4)   Steven J. Kemper has outstanding options to purchase an aggregate of 250,000 shares as of May 31, 2008.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review of Related Party Transactions

It is our policy and procedure to have all transactions with a value above $120,000, including loans, between us and our officers, directors and principal stockholders and their affiliates, reviewed and approved by a majority of our board of directors, including a majority of the independent and disinterested members of the board of directors, and that such transactions be on terms no less favorable to us than those that we could obtain from unaffiliated third parties.  We believe that all of the transactions described below were reviewed and approved under the foregoing policies and procedures.

Related Transactions

Since June 1, 2007, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party to in which the amount involved exceeds $120,000 and in which any director, executive officer or beneficial holder of more than 5% of any class of our voting securities or members of such person’s immediate family had or will have a direct or indirect material interest, other than the transactions described below.

As described in more detail in our Current Report on Form 8-K filed with the SEC on September 18, 2008, on September 12, 2008, we entered into a securities purchase agreement with The Quercus Trust, which at the time held, and continues to hold, more than five percent of our outstanding common stock. Under the terms of the securities purchase agreement we agreed to sell warrants to The Quercus Trust to acquire, in the aggregate, 235,000,000 shares of our common stock in exchange for $4.2 million of cash, $300,000 of forgiveness of accrued interest on our Series B Convertible Notes held by The Quercus Trust and a $200,000 restructuring fee for the amendment of certain terms of the $3.5 million secured loan previously extended to us by The Quercus Trust. The warrants will have an exercise price of $0.067 per share.  The terms of the $3.5 million secured loan that were amended are the following: (i) we extended the maturity date of the loan from October 2008 to March 2009, (ii) we reduced the borrowing base collateral requirement to 100% of the outstanding loan amount, and (iii) we eliminated the requirement that we make prepayments of the loan with the proceeds of California state solar rebates that we receive.

In addition, under the terms of the securities purchase agreement, we amended the terms of our Series B Convertible Notes held by The Quercus Trust to: (i) grant voting rights to the holders of the Series B Convertible Notes on an as converted basis, which will require an amendment of our articles of incorporation before such rights may apply and a failure to effect such amendment within six months of the closing under the securities purchase agreement would be deemed an trigger event under the Series B Convertible Notes; (ii) include certain protective provisions in the Series B Convertible Notes, including limitations on our ability to effect stock redemptions, incur indebtedness in excess of $500,000, engage in certain merger, acquisition or similar transactions, effecting material changes to our business, or entering into compensation arrangements with our officers and directors; and (iii) provide that future interest payments under the Series B Convertible Notes will be made in warrants with substantially the same terms as set forth in the warrants issued pursuant to the securities purchase agreement.

As described in more detail in our Current Report on Form 8-K filed with the SEC on April 30, 2008, on April 30, 2008 we entered into a loan and security agreement with The Quercus Trust pursuant to which The Quercus Trust agreed to loan us up to $3.5 million secured by a first priority security interest in all of our inventory, accounts receivable and money and deposit accounts.  The unpaid principal amount of our borrowings is due in full on March 31, 2009, and interest is payable in warrants to acquire shares of our common stock at an exercise price of $0.506 per share. The total number of warrants that may be issued, assuming we borrow the maximum amount of $3.5 million, is 1,389,096, which the parties agreed equates to an 18% per annum interest rate. On April 30, 2008, we borrowed $1,550,000 under the loan and security agreement and on that day we issued warrants to acquire 615,171 shares of our common stock to The Quercus Trust in connection therewith.  The largest amount outstanding while the loan and security agreement has been outstanding is $3,500,000.  To date, we have paid an aggregate of $283,152 in principal and issued warrants to acquire 1,389,096 shares of our common stock in lieu of interest under the loan and security agreement.   The amount outstanding as of the date of this report is $3,216,848.

As described in more detail in our Current Report on Form 8-K filed with the SEC on September 25, 2007,  on September 19, 2007, we entered into a Securities Purchase Agreement (the “Agreement”) with The Quercus Trust for the private placement of (i) a convertible note (the “Series B Note”) in the principal amount of $20,000,000 and (ii) a warrant (the “Warrant”) to acquire up to 40,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”) for a purchase price of $20,000,000 (the “Transaction”).  The maturity date on the Series B Note is September 19, 2010.  The Series B Note accrues interest at a rate of 6% per annum, with accrued interest due and payable quarterly in arrears on each January 1, April 1, July 1 and October 1 beginning on the first such date after September 19, 2007. The Series B Note was convertible into Common Stock at an initial price of $0.50, which is subject to adjustment.  The Series B Note provides The Quercus Trust with the right to require redemption upon the occurrence of certain triggering events.  The Warrant associated with the Series B Note was originally exercisable for up to 40,000,000 shares of Common Stock at an exercise price of ($0.506) per share, subject to adjustment.  The largest amount outstanding while the Series B Note has been outstanding is $20,000,000 plus accrued interest.  To date, we have not paid any principal under the Series B Note and have issued warrants to acquire 3,003,370 shares of our common stock on terms substantially similar to the Warrant.   The amount outstanding as of the date of this report is $20,000,000.

At May 31, 2008 and 2007, we accrued payroll liabilities totaling $190,000 and $2,417,000, respectively, representing estimated employer and employee taxes, employee withholding, interest and penalties related to stock-based compensation resulting from the vesting through February 29, 2008 and May 31, 2007 of previous issuances of restricted stock grants to certain of our officers and employees.  In connection with the issuance of these restricted stock grants, we failed to withhold the required amounts related to the individuals’ federal and state income and payroll tax liabilities, pay the related employer tax liabilities associated with the issuances, and did not remit the amounts to the appropriate federal and state government agencies associated with amounts vested at the times required by law.  In January 2008, we paid past-due taxes related to these restricted stock grants, as well as related estimated interest and penalties associated with previously unpaid taxes.  We have recorded corresponding amounts due from the officers and employees at May 31, 2008 and 2007 totaling $397,000 and $1,993,000, respectively.  These amounts are classified as due from related parties on our balance sheets and represent the amount of the liability that is owed by the individuals to us for the required withholdings not made on their behalf.  In December 2007, we received $1,498,770 from our chief executive officer to satisfy the employee portion of the required withholding taxes on his restricted stock grants.  The May 31, 2008 balance represents the remaining obligation for one employee and one former employee to repay us for taxes to be paid on their behalf.

We assumed advances from various related parties, including shareholders, in connection with the acquisition of SRS. These advances are due on demand and bear interest at 6% per annum. As of May 31, 2008 and 2007, balances due to related parties totaled $67,000 and $312,000, respectively, and related accrued interest totaled $3,000 and $81,000, respectively.

Issuances of Options

During the year ended May 31, 2008, we granted options to purchase an aggregate of 9,350,000 shares of our common stock to our directors and executive officers, including each of our executive officers named in the Summary Compensation Table, at an weighted average exercise price of $0.52 per share.

Other Transactions

We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

We believe that all of the transactions described above were on terms at least as favorable to us as they would have been had we entered into those transactions with unaffiliated third parties.

Pursuant to the requirements of the Exchange Act, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

OPEN ENERGY CORPORATION

/s/ David Field
David Field, President